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                                                                 Exhibit (a)(11)


                                                                     FOR RELEASE

Contact:
Lilly H. Donohue
Vice President, Fortress
212-798-6118


              FORTRESS INCREASES PURCHASE PRICE AND FURTHER EXTENDS
                 EXPIRATION DATE OF ITS TENDER OFFER FOR SHARES
                        OF CAPSTEAD MORTGAGE CORPORATION

NEW YORK, JUNE 12, 2000 - Fortress Investment Fund LLC (together with its affiliates, "Fortress") announced today that it has increased the purchase price per share and extended its cash tender offer for up to 5,000,000 shares of common stock of Capstead Mortgage Corporation ("Capstead"; NYSE: CMO). The purchase price has been increased from $8.00 to $9.00 per share, net to the seller in cash. The tender offer, as extended, will expire at 12:01 a.m., New York City time, on July 1, 2000, unless Fortress extends the tender offer further. All Capstead stockholders who tender shares, including shares tendered during the initial offering period, will receive the $9.00 per share, net to the seller in cash.

         As of the close of business on June 9, 2000, 743,768 shares of Capstead stock had been validly tendered, including guaranteed deliveries.

         Fortress has been advised that the Capstead Board of Directors continues to make no recommendation with respect to the offer.


         All terms and conditions of the tender offer as described in the Offer to Purchase dated May 12, 2000 and the related Letter of Transmittal continue to apply to the tender offer as amended and extended. Shareholders should read those materials carefully prior to making any decisions with respect to the tender offer.

         Copies of the Offer to Purchase, the Letter of Transmittal and related tender offer documents can be obtained for free by calling the Information Agent, Corporate Investor Communications, Inc., toll free at 888-562-9323. Shareholders also can obtain the Offer to Purchase, the Letter of Transmittal and related materials for free at the SEC's website at www.sec.gov.

         This press release is for informational purposes only and is not an offer to buy or the solicitation of an offer to sell any shares. The solicitation of offers to buy common stock is only being made pursuant to the tender offer documents, including the Offer to Purchase and the related Letter of Transmittal, which were previously sent to shareholders and filed with the Securities and Exchange Commission.

         Merrill Lynch & Co. is acting as Dealer-Manager for this tender offer.

         Fortress is a real estate opportunity fund located in New York with over $870 million private equity capital. Fortress focuses on real estate-related investments worldwide.